

March 30, 2023

Carl Firth, Ph.D.
Chief Executive Officer
ASLAN Pharmaceuticals Limited
3 Temasek Avenue
Level 18 Centennial Tower
Singapore 039190

> **Re: ASLAN Pharmaceuticals Limited**
> **Registration Statement on Form F-3**
> **Filed March 24, 2023**
> **File No. 333-270835**

Dear Carl Firth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carlos Ramirez